SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

GSI Technology, Inc.
 (Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

36241U106
 (CUSIP Number)

Riley Investment Management LLC
Attn:  Bryant R. Riley
11100 Santa Monica Blvd.
Suite 810
Los Angeles, CA 90025
(310) 966-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36241U106	13D

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,426[2]
	8	SHARED VOTING POWER 1,027,243[3]
	9	SOLE DISPOSITIVE POWER 103,426[2]
	10	SHARED DISPOSITIVE POWER 1,027,243[3]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,714[3]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%[1]
14		TYPE OF REPORTING PERSON* IA

1 Based on 28,109,998 shares of Common Stock (“Common Stock”) of GSI Technology, Inc. (the “Issuer”) outstanding at October 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 11, 2008.
2 Because Riley Investment Management LLC has sole investment and voting power over 103,426 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.
3 Riley Investment Management LLC has shared voting and dispositive power over 1,027,243 shares of Common Stock held by its investment advisory clients, 782,288 of which are held in accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 36241U106	13D

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[1]
14		TYPE OF REPORTING PERSON* EP

CUSIP No. 36241U106		13D

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,990
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,990
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,990
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[1]
14		TYPE OF REPORTING PERSON* BD

CUSIP No. 36241U106		13D

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,416[4]
	8	SHARED VOTING POWER 1,027,243[5]
	9	SOLE DISPOSITIVE POWER 120,416[4]
	10	SHARED DISPOSITIVE POWER 1,027,243[5]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,704[5]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%[1]
14		TYPE OF REPORTING PERSON* IN

4 Because Riley Investment Management LLC has sole voting and investment power over certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 103,426 shares held in managed accounts by its investment advisory clients.  Includes 10,000 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee.  Includes 6,990 shares held by B. Riley & Co., LLC.  Mr. Riley is the Chairman and indirect sole equity holder of B. Riley & Co., LLC.
5 Riley Investment Management LLC has shared voting and dispositive power over 1,027,243 shares of Common Stock held by its investment advisory clients, 782,288 of which are held in accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 36241U106	13D

Item 5.	Interest in Securities of the Issuer

Item 5 (c) is hereby amended as follows:
(c)
In the ordinary course of business, BRC effects transactions in connection with its ordinary course market making activities, as well as for customer transactions.  The transactions effected by the other Reporting Persons in Common Stock that have taken place in the past 60 days are set forth on Exhibit A.

Item 5 (e) is hereby amended as follows:
(e) October 17, 2008

CUSIP No. 36241U106	13D

Item 7.	Material to be filed as Exhibits

Exhibit A.  Certain Transactions in Common Stock

CUSIP No. 36241U106	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

B. Riley & Co., LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 36241U106	13D

Exhibit A
Certain Transactions in Common Stock

BRC	BY	2,500	3.29	10/27/2008
	BY	8,980	3.2367	11/25/2008
	SL	4,490	3.2367	11/25/2008
RIP	SL	36,255	3.08	10/17/2008
	BY	2,500	3.3	10/22/2008
Investment Advisory Clients	BY	7,951	3.1953	10/17/2008
	BY	480	3.0858	11/26/2008
	BY	1,700	3.14	11/28/2008
	BY	9,950	3.0669	12/3/2008
	BY	900	2.9444	12/5/2008
	SL	100,000	3	12/5/2008
	BY	5,400	2.8972	12/8/2008
	SL	100,000	2.97	12/8/2008
	BY	14,446	2.8519	12/9/2008
	BY	13,345	2.7339	12/10/2008